SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA



January 20, 2010

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published January 18 and 19, 2010.

Best regards,
Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
January 18, 2010	Press Release	False information regarding Skanska's upcoming Year-End Report	law and by the listing agreement with Stockholm Stock Exchange
January 19, 2010	Press Release	Skanska to expand university in Florida, in the U.S., for USD 55 M, or about SEK 395 M	law and by the listing agreement with Stockholm Stock Exchange

dlw 1/28

SKANSKA

Press Release

January 18, 2010
8:45 pm CET

False information regarding Skanska's upcoming Year-End Report

It has come to Skanska's knowledge that false and misleading information about Skanska's upcoming Year-End Report regarding the business in Latin America has been spread to the financial market through anonymous e-mails.

To avoid speculation, the company therefore immediately wants to inform the financial market and its stakeholders that the information in these e-mails is incorrect.

Among other things, the e-mails state that Skanska due to developments in Latin America would issue a profit warning in the upcoming Year-End Report and that the company would consider closing down its business unit in Latin America.

These anonymous statements are incorrect. Skanska is not planning to issue any profit warning and the company has a strong commitment to its business in Latin America.

For further information please contact:

Pontus Winqvist, Senior Vice President, Investor Relations, Skanska AB, tel +46 10-448 88 51 or +46 70 546 87 97.
Peter Gimbe, Press Officer, Skanska AB, tel +46 10-448 88 38.
Direct line for media: tel +46 10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press release

January 19, 2010
08:30 am

Skanska to expand university in Florida, in the U.S., for USD 55 M, or about SEK 395 M

Skanska has secured the contract to construct a new Teaching and Research Facility at the university in Tampa, Florida, in the U.S. The contract value is USD 55 M, approximately SEK 395 M, which will be included in order bookings for the fourth quarter of 2009.

The customer is the University of South Florida (USF).

The new Interdisciplinary Science Teaching and Research Facility will be built on the university's central campus in Tampa. The building will be about 22,000 square meters in size and house teaching and researching facilities for physics, biology, chemistry, anatomy and nanotechnologies.

The building will be designed to meet the requirements for Gold-Level Certification in accordance with the LEED international environmental classification system (Leadership in Energy and Environmental Design).

Skanska USA Building at Skanska USA will perform the work, which will commence shortly and is scheduled to be completed by August 2011.

USF is a public university founded in 1956. The university has expanded significantly in the past decade and currently has 39,000 students.

Skanska USA is one of the leading development and construction companies in the country, consisting of four business units: Skanska USA Building, which specializes in building construction; Skanska USA Civil, specialized in civil infrastructure; Skanska Infrastructure Development, which develops public-private partnerships; and Skanska Commercial Development, which develops commercial development projects in select U.S. markets. Headquartered in New York, Skanska USA has approximately 7,000 employees and its 2008 revenues were USD 6.3 billion.

For further information, contact:
Nicole Didda, Vice President Communications, Skanska USA,
tel +1 917 438 4596
Peter Gimbe, Press Officer, Skanska AB, tel 010-448 88 38
Direct line for media: +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.